1701 Market Street                                       Morgan, Lewis
Philadelphia, PA 19103-2921                              & Bockius LLP
215.963.5000                                             Counselors at Law
Fax: 215.963.5001

LEON SALKIN
ASSOCIATE
215.963.5620
LSALKIN@MORGANLEWIS.COM

June 10, 2014

FILED AS EDGAR CORRESPONDENCE

Karen Rossotto, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re: The Advisors' Inner Circle Fund 485(b) Filing (File Nos. 033-42484 and 811-06400)
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Dear Ms. Rossotto:

On behalf of our client, The Advisors' Inner Circle Fund (the "Trust"), this letter responds to the comments you provided via telephone on June 6, 2014, regarding the Trust's post-effective amendment No. 232, under the Securities Act of 1933, as amended (the "1933 Act"), and amendment No. 233, under the Investment Company Act of 1940, as amended (the "1940 Act"), to its registration statement filed with the U.S. Securities and Exchange Commission (the "SEC") on April 11, 2014 pursuant to Rule 485(a) under the 1933 Act (the "Amendment") concerning the LSV Value Equity Fund, the LSV Conservative Value Equity Fund and the LSV Small Cap Value Fund (each a "Fund," and together the "Funds"). Below, we have briefly summarized your comments and questions, followed by our responses based on information provided by the Adviser. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

1. COMMENT. The "Principal Investment Strategies" section of each prospectus includes an 80% policy referencing equity securities. Please specify the types of equity securities other than common stocks that the Funds currently anticipate investing in as part of their principal investment strategies.

     RESPONSE. The Adviser has confirmed that the Funds do not currently anticipate investing in equity securities other than common stocks as part of their principal investment strategies.

2. COMMENT. For the LSV Conservative Value Equity Fund, please provide more information in the "Principal Investment Strategies" section of the Fund's prospectus regarding how the Adviser manages the Fund conservatively.

     RESPONSE. The last sentence of the section has been revised to read as follows:

          The Adviser manages the Fund conservatively relative to the LSV Value Equity Fund by further restricting the investment model with respect to (1) industry and sector allocations and (2) security weightings relative to the Russell 1000 Value Index benchmark.

3. COMMENT. Please move any explanatory language in the "value style" paragraph in the "Principal Risks" section of each prospectus to the "Principal Investment Strategy" sections of the prospectuses.

     RESPONSE. The requested changes have been made.

4. COMMENT. In the "Performance Information" sections of the LSV Value Equity Fund and the LSV Conservative Value Equity Fund prospectuses, please explain that the Investor Class Shares would have substantially similar performance as the Institutional Class Shares because the shares are invested in the same portfolio of securities and the annual returns would differ only to the extent that the expenses of Investor Class Shares are higher than the expenses of the Institutional Class Shares.

     RESPONSE. The requested changes have been made.

5. COMMENT. In the "More Information about Risk" section of each prospectus, please clarify the phrase "public and privately issued equity securities."

     RESPONSE. The phrase "public and privately issued equity securities" has been removed from the "More Information about Risk" section of each prospectus.

6. COMMENT. Please confirm supplementally that the Funds will count only those convertible securities that are "immediately" convertible into equity securities toward satisfying their 80% policies.

     RESPONSE. The Trust respectfully submits that it believes that the Fund's definition of equity securities is reasonable and permitted under current SEC requirements. The Trust notes that in footnote 43 of the adopting release for Rule 35d-1 (Release No. IC-24828) (the "Rule 35d-1 Adopting Release"), the SEC stated that a fund may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objective and strategies. Consistent with footnote 13 to the Rule 35d-1 Adopting Release, the Trust has defined equity securities to include all convertible securities because it considers convertible securities to have economic characteristics similar to equity securities, regardless of whether the convertible securities are immediately convertible. The Trust further believes that it is reasonable to count all convertible securities as equity securities because of the U.S. Securities Act of 1933, as amended (the "1933 Act") definition of equity securities. Specifically, Rule 405 of the 1933 Act defines equity security as:

          [a]ny stock or similar security, certificate of interest or participation in any profit sharing agreement, preorganization certificate or subscription, transferable share, voting trust certificate or certificate of deposit for an equity security, limited partnership interest, interest in a joint venture, or certificate of interest in a business trust; any security future on any such security; OR ANY SECURITY CONVERTIBLE, WITH OR WITHOUT CONSIDERATION INTO SUCH A SECURITY, or carrying any warrant or right to subscribe to or purchase such a security; or any such warrant or right; or any put, call, straddle, or other option or privilege of buying such a security from or selling such a security to another without being bound to do so. (emphasis added)

     Accordingly, the Trust respectfully declines to make the requested confirmation.

7. COMMENT. In the "Information about Portfolio Holdings" section of each prospectus, please state that a description of each Fund's policies and procedures with respect to the disclosure of the Fund's portfolio securities is available on the Fund's website, if applicable.

     RESPONSE. A description of the Funds' policies and procedures with respect to the disclosure of the Funds' portfolio securities is not available on the Funds' website.

8. COMMENT. In the "Related Performance Data of the Adviser" section of the LSV Small Cap Value Fund's prospectus:

     a. Please explain why the Composite is limited to "fee-paying" separate accounts.

     RESPONSE. The term "fee-paying" has been removed from the section.

     b. Please state that the "net of fees" performance data provided is net of all fees and expenses. Additionally, please explain supplementally how such presentation is consistent with GIPS.

     RESPONSE. The section has been revised to read as follows: "All fees and expenses, except custodial fees, if any, were included in the calculations."

     The Adviser respectfully declines to provide performance data net of custodial fees. In Investment Co. Institute (pub. avail. Aug. 24, 1987), the SEC Staff clarified that fees charged by a custodian to maintain a client's assets need not be included in the category of fees required to be deducted from an adviser's gross performance figures, because the client, rather than the adviser, usually selects and pays the custodian.

     The presentation is consistent with the GIPS requirement that when presenting net of fees returns, firms must disclose if any other fees are deducted in addition to the investment management fees and trading expenses.

     c. Please include a parenthetical to the Russell 2000 Value Index data in the "Annual Total Returns" and "Average Annual Total Pre-Tax Returns" tables that states that the Russell 2000 Value Index reflects no deductions for fees, expenses or taxes.

     RESPONSE. The requested changes have been made.

     d. Please delete the "3 Years" row in the "Average Annual Total Pre-Tax Returns" table.

     RESPONSE. The requested change has been made.

     e. Please explain the rationale for not using performance-based management fees in the net-of-fees calculations.

     RESPONSE. The section has been revised to include performance-based management fees in the net-of-fees calculations where an Account was charged a performance-based management fee higher than the highest management fee in the Adviser's standard fee schedule.


                            * * * * * * * * * * * *

I hereby acknowledge on behalf of, and with the express authority granted by, the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Trust's knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Trust will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5620.

Very truly yours,

/s/ Leon Salkin
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Leon Salkin